SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Actimize Named Best Anti-Money Laundering Compliance Solution Provider for the 3rd Year in a Row in 2016 Waters Magazine Rankings, Dated August 2, 2016

99.2          NICE Launches Scenario Analyzer, Enhancing Customer Journey Analytics with Business Intelligence, Dated August 8, 2016

99.3          NICE Named a 2016 Tech Culture Award Recipient by TMCnet, Dated August 9, 2016

99.4          NICE to Showcase Powerful New NICE Inform Call Playback Integration within APCO 9-1-1 Adviser at APCO 2016, Dated August 11, 2016

99.5          NICE Announces Recipients of 2016 PSAPs’ Finest Awards, Dated August 15, 2016

99.6          WPS Selects NICE Workforce Optimization Solution to Enhance Business Processes and Performance, Dated August 23, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	Corp. VP, General Counsel

Dated:	September 06, 2016

EXHIBIT INDEX

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1          NICE Actimize Named Best Anti-Money Laundering Compliance Solution Provider for the 3rd Year in a Row in 2016 Waters Magazine Rankings, Dated August 2, 2016

99.2          NICE Launches Scenario Analyzer, Enhancing Customer Journey Analytics with Business Intelligence, Dated August 8, 2016

99.3          NICE Named a 2016 Tech Culture Award Recipient by TMCnet, Dated August 9, 2016

99.4          NICE to Showcase Powerful New NICE Inform Call Playback Integration within APCO 9-1-1 Adviser at APCO 2016, Dated August 11, 2016

99.5          NICE Announces Recipients of 2016 PSAPs’ Finest Awards, Dated August 15, 2016

99.6          WPS Selects NICE Workforce Optimization Solution to Enhance Business Processes and Performance, Dated August 23, 2016